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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-1
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                      and

                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934

                               ----------------

                          APPLIED DIGITAL ACCESS, INC.
                       (Name of Subject Company (Issuer))

                        DYNATECH ACQUISITION CORPORATION

                     an indirect wholly-owned subsidiary of

                              DYNATECH CORPORATION
                                   (Bidders)

 COMMON STOCK, PAR VALUE $0.001 PER SHARE                     038181103
      (Title of class of Securities)                   (CUSIP Number of Class
                                                           of Securities)

                               ----------------

                        DYNATECH ACQUISITION CORPORATION
                               MARK V.B. TREMALLO
                                   SECRETARY
                          3 NEW ENGLAND EXECUTIVE PARK
                        BURLINGTON, MASSACHUSETTS 01803
                                 (781) 272-6100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)

                                    Copy to:
                           FRANCI J. BLASSBERG, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 909-6000

                               ----------------

                           CALCULATION OF FILING FEE

-----------------------------------
-----------------------------------
Transaction
Valuation*   Amount of Filing Fee**
-----------------------------------
$88,076,447        $17,615.29
-----------------------------------
-----------------------------------

* Based on the offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the shares of common stock hereinafter being referred to as the "Shares"), of the Subject Company at $5.37 net per share. Based on information provided by Applied Digital Access, Inc., the number of Shares outstanding as of September 7, 1999 is assumed to be 13,237,679 and the number of options to purchase Shares outstanding as of September 7, 1999 is assumed to be 3,163,894.

** 1/50 of 1% of Transaction Valuation.
 [_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
 Amount Previously Paid: _______
 Form or Registration No.: _____
 Filing Party: _________________
 Date Filed: ___________________

    CUSIP No.


  Name of Reporting Person: S.S. or I.R.S.
  Identification No. of Above Person
 1.

  Dynatech Corporation
  I.R.S. Identification No.  04-2258582
--------------------------------------------------------------------------------

  Check the Appropriate Box if a Member of a Group (See
  Instructions)
 2.                                                                  (A) [_]
                                                                     (B) [_]
--------------------------------------------------------------------------------

  SEC Use Only
 3.
--------------------------------------------------------------------------------

  Sources of Funds (See Instructions)
 4.
  BK, AF
--------------------------------------------------------------------------------

  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(e) or 2(f)
 5.                                                                      [_]

--------------------------------------------------------------------------------

  Citizenship or Place of Organization
 6.
  Delaware

--------------------------------------------------------------------------------

  Aggregate Amount Beneficially Owned by Each Reporting
  Person
 7.
  0
--------------------------------------------------------------------------------

  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
 8.                                                                      [_]
--------------------------------------------------------------------------------

  Percent of Class Represented by Amount in Row (7)
 9.
  0.0%
--------------------------------------------------------------------------------

  Type of Reporting Person (See Instructions)
10.
  CO

    CUSIP No.


  Name of Reporting Person: S.S. or I.R.S.
  Identification No. of Above Person
 1.

  Dynatech Acquisition Corporation
  I.R.S. Identification No.  None.
--------------------------------------------------------------------------------

  Check the Appropriate Box if a Member of a Group (See
  Instructions)
 2.                                                                  (A) [_]
                                                                     (B) [_]
--------------------------------------------------------------------------------

  SEC Use Only
 3.
--------------------------------------------------------------------------------

  Sources of Funds (See Instructions)
 4.
  BK, AF
--------------------------------------------------------------------------------

  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(e) or 2(f)
 5.                                                                      [_]

--------------------------------------------------------------------------------

  Citizenship or Place of Organization
 6.
  Delaware

--------------------------------------------------------------------------------

  Aggregate Amount Beneficially Owned by Each Reporting
  Person
 7.
  0
--------------------------------------------------------------------------------

  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
 8.                                                                      [_]
--------------------------------------------------------------------------------

  Percent of Class Represented by Amount in Row (7)
 9.
  0.0%
--------------------------------------------------------------------------------

  Type of Reporting Person (See Instructions)
10.
  CO

  This Tender Offer Statement on Schedule 14D-1 relates to the offer by Dynatech Acquisition Corporation, a Delaware corporation (the "Purchaser"), an indirect wholly-owned subsidiary of Dynatech Corporation, a Delaware corporation ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (all of the shares of common stock being hereinafter collectively referred to as the "Shares") of Applied Digital Access, Inc., a Delaware corporation (the "Company"), at a price of not less than $5.37 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and supplements thereto, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and
(a)(2), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY

  (a) The name of the subject company is Applied Digital Access, Inc. The principal executive offices of the Company are located at 9855 Scranton Road, San Diego, California 92121.

  (b) The exact title of the class of equity securities being sought in the Offer is common stock, par value $0.001 per share of the Company. Information regarding the number of Shares outstanding, the amount of Shares being sought and the consideration being offered therefor is set forth in the Introduction (the "Introduction") of the Offer to Purchase and is incorporated herein by reference.

  (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of the Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

  (a)-(d) and (g) This Statement is filed by the Purchaser and Parent. The information concerning the name, the state of its organization, its principal business and address of the principal office of the Purchaser and Parent, and the information regarding the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and the citizenship of each of the executive officers and directors of the Purchaser and Parent is set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and in Schedule I thereto and is incorporated herein by reference.

  (e) and (f) During the last five years, neither the Purchaser nor Parent nor, to the best knowledge of the Purchaser or Parent, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

  (a) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Section 9 of the Offer to Purchase, since December 31, 1995, there have been no transactions which would be required to be disclosed under this Item 3(a) between either the Purchaser or Parent or, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase and the Company or any of its executive officers, directors or affiliates.

  (b) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 11 ("Contacts and Transactions with the Company; Background of the Offer") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Section 9 and Section 11 of the Offer to Purchase, since December 31, 1995, there have been no contacts, negotiations or transactions which would be required to be disclosed under this Item 3(b) between either the Purchaser or Parent or any of their respective subsidiaries or, to the best knowledge of the Purchaser and Parent, any of those persons listed in Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  (a)-(b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

  (a)-(g) The information set forth in the Introduction, Section 7 ("Purpose of the Offer; Plans for the Company; Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations"),
Section 11 ("Contacts and Transactions with the Company; Background of the Offer"), Section 12 ("The Merger Agreement") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  (a) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 11 ("Contacts and Transactions with the Company; Background of the Offer") of, and Schedule I to, the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 11 ("Contacts and Transactions with the Company; Background of the Offer") of, and Schedule I to, the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

  The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Contacts and Transactions with the Company; Background of the Offer"), Section 10 ("Source and Amount of Funds"), Section 12 ("The Merger Agreement") and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and Sections 9, 10, 11, 12 and 16 of the Offer to Purchase, neither the Purchaser nor Parent, nor, to the best knowledge of the Purchaser or Parent, any of the persons listed in
Schedule I to the Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loans or option arrangements, puts or calls, guarantees of loans, guarantee agreements or any giving or withholding of proxies).

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

  The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase, including the financial statements and related notes thereto incorporated by reference in Section 9, is incorporated herein by reference.

  The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a shareholder of the Company whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION

  (a) The information set forth in the Introduction, in Section 9 ("Certain Information Concerning the Purchaser and Parent"), in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and in Section 12 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

  (b) and (c) The information set forth in the Introduction, Section 12 ("The Merger Agreement") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 ("Purpose of the Offer; Plans for the Company; Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (e) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

   (a)(1) Offer to Purchase dated September 14, 1999.
   (a)(2) Letter of Transmittal.
   (a)(3) Notice of Guaranteed Delivery.
   (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
          Nominees.
   (a)(5) Letter to clients for use by Brokers, Dealers, Commercial Banks,
          Trust Companies and Nominees.
   (a)(6) Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9.
   (a)(7) Summary Advertisement as published on September 14, 1999.
   (a)(8) Press Release issued by Parent on September 8, 1999.
   (b)    Credit Agreement, dated May 21, 1998, by and among Parent, TTC Merger
          Co., LLC, the lenders named therein, Morgan Guaranty and Trust
          Company of New York, as administrative agent, Credit Suisse First
          Boston, as syndication agent, and The Chase Manhattan Bank, as documentation agent.
   (c)(1) Short Form Confidentiality Agreement, effective April 13, 1999, between Parent and the Company.
   (c)(2) Letter, dated August 13, from Parent to the Company.
   (c)(3) Agreement and Plan of Merger, dated as of September 7, 1999, among
          Parent, the Purchaser and the Company.
   (d)    None.
   (e)    Not applicable.
   (f)    None.

                                   SIGNATURE

  After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

                                          Dynatech Acquisition Corporation

                                                  /s/ Mark V.B. Tremallo
                                          By:__________________________________
                                            Name:  Mark V.B. Tremallo
                                            Title: Vice President and
                                                   Secretary

                                          Dynatech Corporation

                                                  /s/ Mark V.B. Tremallo
                                          By:__________________________________
                                            Name:  Mark V.B. Tremallo
                                            Title: Corporate Vice President--
                                                   General Counsel and
                                                   Secretary

Date: September 14, 1999

                                 EXHIBIT INDEX

 Exhibit                                                                    Page
   No.                              Description                             No.
 --------                           -----------                             ----
 99(a)(1) Offer to Purchase dated September 14, 1999.....................

 99(a)(2) Letter of Transmittal..........................................

 99(a)(3) Notice of Guaranteed Delivery..................................

 99(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies
          and Nominees...................................................

 99(a)(5) Letter to clients for use by Brokers, Dealers, Commercial
          Banks, Trust Companies and Nominees............................

 99(a)(6) Guidelines for Certification of Taxpayer Identification Number
          on Substitute Form W-9.........................................

 99(a)(7) Summary Advertisement as published on September 14, 1999.......

 99(a)(8) Press Release issued by Parent on September 8, 1999............

 99(b)(1) Credit Agreement, dated May 21, 1998, by and among Parent, TTC
          Merger Co., LLC, the lenders named therein, Morgan Guaranty and
          Trust Company of New York, as administrative agent, Credit
          Suisse First Boston, as syndication agent, and The Chase
          Manhattan Bank, as documentation agent*........................

 99(c)(1) Short Form Confidentiality Agreement, effective April 13, 1999, between Parent and the Company.................................

 99(c)(2) Letter, dated August 13, from Parent to the Company............

 99(c)(3) Agreement and Plan of Merger, dated as of September 7, 1999, among Parent, the Purchaser and the Company....................

--------
* Incorporated by reference to Parent's Registration Statement on Form S-4 (Registration No. 333-60893).